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                                                                    EXHIBIT 99.4

                                                           [English Translation]
                                                                    July 3, 2003


                              Hanaro Telecom, Inc.

        Resolution of the Board of Directors on Calling of Extraordinary
                              Shareholders' Meeting

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

1. Date of the Resolution of Board of Directors                                       July 3, 2003
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   - Presence of Outside Director(s)                                  Present (No.)         6       Absent (No.)       1
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   - Presence of Auditor(s)                                                                Yes
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2. Reason for the Board of Directors' Meeting                   Calling of an Extraordinary Shareholders' Meeting
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3. Scheduled Date of Shareholders' Meeting               Date
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                                                         Time
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4. Scheduled Place of Shareholders' Meeting
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5. Agenda and Major Issues
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6. Details of Resolution
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                                                                 - The date, venue and specific agenda for the
                                                                extraordinary shareholders' meeting  will be confirmed at
                                                                the board of directors' meeting scheduled for July 8, 2003.
6. Others                                                       -----------------------------------------------------------
                                                                 - The date of the board of directors' resolution is the
                                                                date on which the board of directors' meeting dated
                                                                June 24, 2003 was resumed.
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